Exhibit 23.3

CONSENT OF NETHERLAND, SEWELL & ASSOCIATES, INC.

As independent oil and gas consultants, Netherland, Sewell & Associates, Inc. hereby consents to the incorporation by reference in this Registration Statement on Form S-1 of Chesapeake Granite Wash Trust and Form S-3 of Chesapeake Energy Corporation to be filed on or about July 5, 2011, of all references to our firm and information from our reserves report dated February 11, 2011, entitled “Estimate of Reserves and Future Revenue to the Chesapeake Energy Corporation Interest in Certain Oil and Gas Properties located in the United States as of December 31, 2010,” included in or made a part of Chesapeake Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas

July 1, 2011